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                               August 3, 2023

       William A. Ackman
       Chief Executive Officer
       Pershing Square SPARC Holdings, Ltd./DE
       787 Eleventh Avenue, 9th Floor
       New York, New York 10019

                                                        Re: Pershing Square
SPARC Holdings, Ltd./DE
                                                            Amended
Registration Statements on Form S-1
                                                            Filed July 18, 2023
and July 28, 2023
                                                            File No. 333-261376

       Dear William A. Ackman:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 10 to Registration Statement on Form S-1 filed July 18,
2023

       State Securities Laws, page 196

   1. We note disclosure that you intend to distribute SPARs to institutional investors or institutional buyers in
Prohibited States,    if at all,    no later than 30 days after the
                                                        registration statement
is effective. Please clarify whether these distributions are subject to any uncertainty. Please
also disclose how investors will know whether they are in a
                                                        Prohibited State, when
they need to provide you with documentation that they qualify as an institutional
investor or institutional buyer, and how they will know what documentation will be
satisfactory.
 William A. Ackman
FirstName  LastNameWilliam A. Ackman
Pershing Square SPARC Holdings, Ltd./DE
Comapany
August     NamePershing Square SPARC Holdings, Ltd./DE
       3, 2023
August
Page 2 3, 2023 Page 2
FirstName LastName
        You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295
if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Pam Long at 202-551-3765 with any other questions.



                                                      Sincerely,

                                                      Division of Corporation
Finance
                                                      Office of Real Estate &
Construction
cc:      Gregory P. Patti, Jr.